Exhibit (b)(ii)

Amendment to

Second Amended By-Laws

of

Advisers Investment Trust

A Delaware Statutory Trust

ARTICLE 12

Shareholders

1.1    Meetings. A meeting of the shareholders of the Trust shall be held whenever called by the Trustees, whenever election of a Trustee or Trustees by shareholders is required by the provisions of Section 16(a) of the Investment Company Act of 1940 for that purpose or whenever otherwise required pursuant to the Declaration of Trust. Any meeting shall be held on such day and at such time as the President or the Trustees may fix in the notice of the meeting.

1.2    Record Dates. For the purpose of determining the shareholders who are entitled to vote or act at any meeting or any adjournment thereof, or who are entitled to receive payment of any dividend or of any other distribution, the Trustees may from time to time fix a time, which shall be not more than 180 days before the date of any meeting of shareholders or the date for the payment of any dividend or of any other distribution, as the record date for determining the shareholders having the right to notice of and to vote at such meeting and any adjournment thereof or the right to receive such dividend or distribution, and in such case only shareholders of record on such record date shall have such right, notwithstanding any transfer of shares on the books of the Trust after the record date; or without fixing such record date the Trustees may for any such purposes close the register or transfer books for all or any part of such period.